Filed Pursuant to Rule 433

Registration No. 333-158139

March 23, 2009

P R E S S     R E L E A S E

Autoliv Announces Proposed

Remarketing of Senior Notes due 2014

(Stockholm, March 2, 2012) – – – Autoliv, Inc. (“Autoliv,” NYSE: ALV and SSE: ALIV SDB) – the worldwide leader in automotive safety systems – announced today that it intends to remarket its 8% senior notes due on April 30, 2014 (“Senior Notes”) beginning on March 12, 2012. Upon a successful remarketing, the interest rate of the Senior Notes will be reset on or after March 15, 2012.

The Senior Notes are associated with the equity units that Autoliv issued on March 30, 2009. The remarketing provides an opportunity for debt investors to invest in Autoliv as well as an opportunity for Autoliv to lower its cost of borrowing.

The remarketing activity is expected to raise approximately $108 million.

The securities affected by this announcement are:

•	Corporate Units (CUSIP No. 052800208)

•	Any related 8% Senior Notes due 2014 (CUSIP No. 052800AA7)

•	Any Treasury Units (CUSIP No. 052800307)

For up to three business days from March 12, 2012, Morgan Stanley & Co. LLC as remarketing agent (the “Remarketing Agent” or “Morgan Stanley”) will attempt to remarket the Senior Notes. The April 30, 2014 maturity date of the Senior Notes will not change as part of the remarketing.

For important additional details regarding the remarketing, please see below. In Sweden, the offer is only directed toward a limited number of qualified investors.

Inquiries:

Ray Pekar – Investor Relations, North America             Tel. +1-248-475-0427

Hannes Wadell – Treasurer, Autoliv Inc.             Tel +46 8 587 206 55

About Autoliv

Autoliv, Inc., the worldwide leader in automotive safety systems, develops and manufactures automotive safety systems for all major automotive manufacturers in the world. Together with its joint ventures, Autoliv has approximately 80 facilities with close to 48,000 employees in 29 countries. In addition, the Autoliv has 17 technical centers in nine countries around the world, with 20 test tracks, more than any other automotive safety supplier. Sales in 2011 grew by approximately 15% to more than US $8.2 billion. Autoliv’s shares are listed on the New York Stock Exchange (NYSE: ALV) and its Swedish Depository Receipts on the OMX Nordic Exchange in Stockholm (ALIV SDB). For more information about Autoliv, please visit our company website at www.autoliv.com.

Remarketing Information

During the three-business day period commencing on March 12, 2012 (the “Early Remarketing Period”), and pursuant to a Remarketing Agreement, dated as of February 9, 2012, among Autoliv, U.S. Bank National Association, as the purchase contract agent (the “Purchase Contract Agent”), and the Remarketing Agent, Morgan Stanley will use its reasonable efforts to remarket (i) the Senior Notes that are components of the existing corporate units (the “Corporate Units”) or any Corporate Units recreated by holders of any treasury units (the “Treasury Units”) and (ii) any Senior Notes that are not part of the Corporate Units (the “Separate Notes”) and whose holders elect to have their Separate Notes remarketed. The Remarketing Agent will use its reasonable efforts to obtain a price for the remarketed Senior Notes that is no less than 100% of the sum of the purchase price for the remarketing Treasury portfolio and any amount due to holders of any remarketed Separate Notes (the “Remarketing Price”). The remarketing Treasury portfolio will consist of U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to April 30, 2012 in an aggregate amount at maturity equal to (i) the principal amount of the Senior Notes that are components of Corporate Units and (ii) the interest payment that would be due on April 30, 2012 on the principal amount of the Senior Notes that would have been components of the Corporate Units assuming no remarketing and no reset of the interest rate on the Senior Notes, which is expected to be approximately $2 million. If the Remarketing Agent is unsuccessful on the first day during such Early Remarketing Period, a subsequent remarketing will be attempted (unless impracticable) by the Remarketing Agent on each of the two following business days in that Early Remarketing Period until a successful remarketing occurs.

To obtain the Remarketing Price, the interest rate on the remarketed Senior Notes may be reset to the rate determined by the Remarketing Agent, in consultation with Autoliv. In addition, Autoliv has elected to add to the Senior Notes a covenant that will require Autoliv, subject to certain conditions, to offer to repurchase the Senior Notes if a “change of control” occurs. The maturity date of the Senior Notes, April 30, 2014, will not change as part of the remarketing.

The aggregate principal amount of the Senior Notes currently outstanding is $106,273,000, all of which were issued as components of the Corporate Units and will be subject to the remarketing unless holders of the Senior Notes opt out of the remarketing by either creating Treasury Units or early settling the purchase contract component of the Corporate Units. Accordingly, the total amount to be raised in the remarketing is expected to be approximately $108 million, which is the sum needed to purchase the remarketing Treasury portfolio. The Remarketing Agent will receive a fee of $500,000 in the event of a successful remarketing, which will be paid by the Company.

If the remarketing is successful, the remarketing is expected to settle on the third business day following the date of a successful remarketing, the earliest of which is expected to be on March 15, 2012 and, effective that date, the interest rate on the Senior Notes will be reset, the interest payment dates for the Senior Notes will be established, and any modification of the terms will apply to the Senior Notes. If the remarketing is unsuccessful, the Senior Notes will continue to pay interest at the annual rate of 8% and subsequent remarketings may be attempted. If any subsequent remarketings are not successful, there will be a final remarketing conducted during the three-business day period commencing on April 23, 2012. If the final remarketing is also unsuccessful, the Senior Notes will continue to pay interest at the annual rate of 8% until maturity.

Autoliv has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the Senior Notes to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Autoliv has filed with the SEC for more complete information about Autoliv and the remarketing. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or from the Remarketing Agent by calling the toll-free number 1-866-718-1649.

No action has been or will be taken in any member state of the European Economic Area which has implemented the EC Prospectus Directive (each a “Relevant Member State”) to permit a public offering of the senior notes, or the distribution of a prospectus or any other offering material relating to the senior notes in compliance with the EC Prospectus Directive in any Relevant Member State.

This offer is only addressed to, and is only directed at, qualified investors in Sweden and in any other member state of the European Economic Area within the meaning of the EC Prospectus Directive (“qualified investors”).

This offer is only addressed to, and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The senior notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such senior notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication.

Safe Harbor Statement

This release contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). All such statements are based upon our current expectations and various assumptions, and apply only as of the date of this release. Our expectations and beliefs are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that forward-looking statements will materialize or prove to be correct. Because such statements involve risks and uncertainties, the outcome could differ materially from those set out in the statements. For a summary of such risk factors, please refer to our latest 10-K and 10-Q filed with the SEC. Except for our ongoing obligation to disclose information under law, we undertake no obligation to update publicly any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the PSLRA